Exhibit (d)(6)

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is made as of March 1, 2022, by and between Third Avenue Trust (the “Trust”), on behalf of its series listed on Schedule A (the “Fund”), and Third Avenue Management LLC, the Fund’s investment adviser (the “Adviser”).

RECITALS

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (each, an “Advisory Agreement”); and

WHEREAS, the Adviser has agreed to limit the operating expenses of the Investor Class, Institutional Class and Z Class of the Fund pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires the Adviser to implement those limits.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to waive all or a portion of the advisory fees payable to it with respect to each Fund under its Advisory Agreement, and/or to reimburse the Fund for operating expenses that the Fund incurs to the extent necessary to ensure that the Total Annual Fund Operating Expenses (as used in Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”), or any successor form thereto (“Form N-1A”)) (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses (as used in Form N-1A), dividend and interest expense on short sales and extraordinary expenses) do not exceed the percentages of the Fund’s average daily net assets allocable to its Investor Class, Institutional Class and Z Class as set forth on Schedule A.

2. TERM. This Agreement shall be effective for one year from the date of this Agreement (the “Termination Date”). This Agreement shall automatically terminate with respect to a Fund upon the termination of the Fund’s Advisory Agreement.

3. TERMINATION. This Agreement can only be terminated prior to the Termination Date by the Board of Trustees of the Trust.

4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

THIRD AVENUE MANAGEMENT LLC

By:	/s/ Michael A. Buono
	Name:	Michael A. Buono
	Title:	Chief Financial Officer

THIRD AVENUE TRUST

By:	/s/ Joel Weiss
	Name:	Joel L. Weiss
	Title:	President

SCHEDULE A

Fund	Institutional Class	Investor Class	Z Class
Third Avenue International Real Estate Value Fund	1.00%	1.25%	1.00%

Sch. A-1